

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2011

Tom L. Ward
Chairman, Chief Executive Officer and President
SandRidge Energy, Inc.
123 Robert S. Kerr Avenue
Oklahoma City, Oklahoma 73102

> **Re: SandRidge Mississippian Trust I**
> **Registration Statement on Form S-1**
> **Filed January 5, 2011**
> **File No. 333-171551**
>
> **SandRidge Energy, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 5, 2011**
> **File No. 333-171551-01**
>
> **SandRidge Energy, Inc.**
> **Annual Report on Form 10-K**
> **Filed March 1, 2010**
> **File No. 001-33784**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 26, 2010**
> **File No. 001-33784**

Dear Mr. Ward:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statements on Form S-1 and Form S-3

General

1. Please be advised that we will process this filing and any amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas upon which we have not previously commented.

2. As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this filing. If you intend to rely on Rule 430A of Regulation C, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering price range, or the number of shares to be offered on the cover page. In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.

3. Prior to the effectiveness of your registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the underwriters has received clearance by FINRA.

4. Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your prospectus.

5. Please file all omitted exhibits, including the opinions of counsel regarding trust and tax matters. Please note that you will need to allow time for our review once you file the exhibits.

6. Please advise us regarding the status of your application to list the common units on The New York Stock Exchange. If the information you provide may change prior to effectiveness of the Form S-1, include brackets to indicate this.

Cover Page of Prospectus

7. Please revise to clearly disclose whether and to what extent the amount of any distributions will be reduced by a unitholder's share of allocable income tax liability.

8. We note the disclosure under "Over-allotment option" on page 14. Please revise the cover page to clearly disclose the impact of the over-allotment option on SandRidge's

interest in the trust. In this regard, we note the disclosure under "Ownership of Trust Units by SandRidge" indicates that SandRidge's interest will decrease if the over-allotment is exercised in full, but it does not indicate that SandRidge's interest will increase if the over-allotment is not exercised.

9. Please revise the second to last paragraph to clarify that the proceeds from the over-allotment option also will be paid to SandRidge.

Important Notice about Information in this Prospectus, page i

10. We note the statements in the last two sentences of the second paragraph. These statements do not appear to be consistent with your disclosure obligations. Please revise to clarify that the prospectus will be updated to the extent required by law and acknowledge that you are responsible for updating the prospectus to contain all material information. Please also comply with this comment with respect to the statement in the last sentence of the second paragraph under "Cautionary Statement Regarding Forward-Looking Statements" on page 39.

Summary, page 1

SandRidge Mississippian Trust I, page 1

11. We note the disclosure in the second and third paragraphs and in the second to last paragraph on page two. Please revise to disclose the net revenue interest of the public unitholders and SandRidge, taking into account SandRidge's ownership interest in the trust.

12. We note your disclosure in the second full paragraph on page two. Please revise to clarify whether the derivatives agreement will cover hedges with respect to the oil and gas production from both the PDP and PUD wells.

13. We note the disclosure in the second full paragraph on page two regarding the hedging arrangements. Please revise to clarify whether and to what extent the trust will be liable for the costs of these arrangements. Please also revise to clarify that the trust may be liable under the terms of the hedging arrangements for amounts owed to the counterparties.

14. We note the statement in the last paragraph of this subsection that SandRidge will have no ability to manage or influence the management of the trust. Please reconcile with the disclosures regarding voting rights on pages 15 and 83, which appear to indicate that SandRidge retains certain voting rights as a holder of trust units.

The Development Wells, page 3

15. Please revise this section to disclose that SandRidge may sell all or a portion of the Underlying Properties after satisfying its drilling obligations to the trust. Alternatively, you may provide this disclosure in a bullet point in the Key Risk Factors section of your summary.

Mississippian Formation, page 4

16. In the first paragraph, please revise to briefly explain the "reservoir risk" associated with horizontal drilling.

Target Distributions and Subordination and Incentive Thresholds, page 4

17. We note the disclosure in the first and second full paragraphs on page five. Please revise to provide examples illustrating the impact of the subordination threshold and the incentive threshold.

18. Please revise the third full paragraph on page five to indicate that the pro rata cash distributions on the common units will decrease as a result of the conversion of the subordinated units following the subordination period.

19. We note the statement in the last paragraph on page five that the "accompanying prospective financial information was not prepared with a view toward complying with the guidelines of the U.S. Securities and Exchange Commission…or the guidelines established by the American Institute of Certified Public Accountants with respect to preparation and presentation of prospective financial information." Please explain how your preparation of the prospective information differed from the guidelines established by the SEC and the AICPA.

Key Investment Considerations, page 9

20. Please revise the second bullet to indicate that while the hedging contracts reduce commodity price risk, they limit the potential for upside during the hedged period if oil and gas prices increase. Please also revise to clarify that the trust may be liable under the terms of the hedging arrangements for amounts owed to the counterparties.

Structure of the Trust, page 13

21. Please either revise the diagram or provide a footnote to reflect the net revenue interest of the parties.

Key Risk Factors, page 16

22. Please revise your prospectus to relocate this section to follow either the "Key Investment Considerations" or "Proved Reserves" section.

23. Please revise by discussing, in bullet points, the key risk factors related to the Underlying Properties, the royalty interests, and the common units. Your key risk factor discussion should be equally prominent as your discussion of the key investment considerations on page nine.

Risk Factors, page 17

An increase in the differential between the price realized by SandRidge…, page 25

24. Please revise to explain in greater detail the risk posed by the differential. Please also provide an example to illustrate the risk.

Courts outside of Delaware . . . , page 28

25. If you are aware of any jurisdictions that have not recognized the limited liability you cite, please expand the risk factor to identify them.

The operations of SandRidge are subject to environmental laws . . . , page 32

26. Please revise to disclose whether SandRidge maintains reserves for environmental costs and liabilities. If so, please quantify your disclosure.

Cautionary Statement Regarding Forward-Looking Statements, page 39

27. Please note that the safe harbors for forward-looking statements set forth in Section 27A of the Securities Act and Section 21E of the Exchange Act are not available for initial public offerings. Please revise the first and last sentences of the first paragraph to delete the references to the Private Securities Litigation Reform Act of 1995 and to Section 27A of the Securities Act and Section 21E of the Exchange Act.

28. We note the statement in the second sentence of the second paragraph. This statement suggests that that you are applying the safe harbors to oral statements and to other written statements. Please advise us as to the basis for this statement in light of the safe harbor requirements set forth in paragraphs (c)(l)(A)(i) and (c)(2)(A) of Section 27A of the Securities Act and Section 21E of the Exchange Act.

Use of Proceeds, page 40

29. Once you know the expected size of the offering, and no later than when you provide the price range for the offering, please revise to provide the estimated amounts you intend to allocate to each of the identified uses. Please refer to Item 504 of Regulation S-K.

Description of the Trust Units, page 82

30. Please revise to provide a description of the common units and the subordinated units comprising the trust units.

U.S. Federal Income Tax Considerations, page 88

31. Please advise us whether you or counsel is aware of any circumstances in which the IRS accorded similar securities the treatment you suggest. We may have additional comments.

32. We note the statement at the top of page 91 that the discussion is based on the opinion of counsel that the trust will be treated as a partnership. However, we note the additional opinion of counsel provided on page 93. Please clarify whether any other disclosure in this section constitutes the opinion of counsel.

Tax Classification of the PDP Royalty Interest and the PUD Royalty Interest, page 91

33. We note the disclosure in the fifth paragraph and have the following comments:

- Please explain why the Term PDP Royalty "will" be treated as production payments, while the Term PUD Royalty "should" be treated in this manner.

- Please explain why the Perpetual PDP Royalty "will" be treated as a continuing, nonoperating economic interest in the nature of royalties payable out of production from the mineral interests they burden, while the Perpetual PUD Royalty "should" be treated in this manner.

Financial Statements, page F-1

SandRidge Mississippian Formation Underlying Properties, page F-2

34. Please expand your disclosure to include information about the operating, investing and financing cash flows associated with the Underlying Properties, or if this information is not available, to clarify this point.

SandRidge Mississippian Trust I, page F-8

35. We understand that the Trust will enter into a Development Agreement and
Administrative Services Agreement with SandRidge Energy, Inc. in connection with this
offering. Please disclose the pertinent terms of these agreements.

SandRidge Mississippian Trust I Pro Forma Financial Information, page F-13

36. We note at adjustment (e) you estimate the Trust's general and administrative expenses
will be $900,000 annually. It appears that you would need to revise this amount to only
adjust for amounts that are factually supportable to comply with Rule11-02(b)(6) of
Regulation S-X. Tell us your rationale in preparing this pro forma information if you
believe it warrants further consideration.

SandRidge Energy, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Our Business Segments and Primary Operations, page 3

Exploration and Production, page 3

Proved Reserves, page 6

37. Please disclose the qualifications of the technical persons primarily responsible for
overseeing the preparation of the reserve estimates completed by Lee Keeling and
Associates, Inc. and Netherland, Sewell & Associates, Inc. to comply with Item
1202(a)(7) of Regulation S-K.

Proved Undeveloped Reserves, page 10

38. We note that you report significant quantities of proved undeveloped reserves and that
minimal quantities of your reserves have been converted to proved developed reserves
during the most recently completed fiscal year.

Please quantify the portion of your proved undeveloped reserves which have remained
undeveloped for five years or more; identify the specific field or project to which these
reserves are assigned; and explain the reasons they have remained undeveloped. Please
submit a schedule listing all such fields or projects and the volume of reserves for each
such field or project and in total.

For further guidance, you may refer to Question 131.03 of the Oil and Gas Rules
Compliance and Disclosure Interpretations, which can be found at:

http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm

Exhibits 99.1 through 99.3

39. We note that you have identified third party engineering firms as having audited a portion of your reserve estimates that you have disclosed and note that you have attached the reports from these engineers as exhibits to your filing. However, these reports to do not fully comply with Item 1202(a)(8) of Regulation S-K.

We expect that you will need to discuss the following points with your third party engineering firms, and obtain and file reports that comply with the aforementioned guidance.

- The DeGolyer and MacNaughton and Netherland, Sewell & Associates, Inc. reports should include the date on which the reports were completed.

- The DeGolyer and MacNaughton and Netherland, Sewell & Associates, Inc. reports should discuss the possible effects of regulation on the ability of the company to recover the estimated reserves.

- The Netherland, Sewell & Associates, Inc. report should specify the geographic area of the reserves covered in the report.

- The Lee Keeling and Associates, Inc. report should indicate the proportion of your total reserves which are covered by the report.

- All reports should include a statement that the assumptions, data, methods and procedures used were appropriate for the purpose served by the reports.

- All reports should also include a statement that third party engineers used all methods and procedures it considered were necessary under the circumstances to prepare the reports.

Definitive Proxy Statement on Schedule 14A filed April 26, 2010

Compensation Discussion and Analysis, page 18

Competitive Benchmarking, page 20

40. Please clarify in future filings whether you target a specific percentile for any elements of compensation or total compensation and, if so, disclose such percentile for each named executive officer. In addition, please revise in future filings to disclose for each named executive officer where actual compensation fell in comparison to the peer companies for each element of compensation and total compensation. Using information for your most

recently completed fiscal year, please show us in your response what your revised disclosure will look like.

Elements of our Executive Compensation Program, page 21

41. Please revise in future filings to provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. Clarify whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. In doing so, please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the compensation committee's decision to make specific compensation awards and how decisions regarding one type of award motivate the compensation committee to award or consider other forms of compensation. Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the compensation committee's decisions with respect to other allocated or contemplated awards. Using information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.

42. Refer to the disclosure regarding the cash bonus awards and restricted stock grants. Although you provide general disclosure relating to the procedure for determining the amount of securities granted, your disclosure does not meaningfully convey the reasons why you structure the program mechanics in the manner you have nor does it address the reasons why the actual amounts awarded for these forms of compensation were appropriate under the circumstances. Please revise accordingly in future filings. Using information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.

Engineering Comments

Registration Statements on Form S-1 and Form S-3

43. On the map of counties in Oklahoma, please provide a distance scale.

Mississippi Formation, page 4

44. Please disclose how many vertical wells have been drilled on the SandRidge properties shown and the average cumulative production for those vertical wells. Please estimate and disclose the percentage of original oil or gas in place that has already been recovered by these vertical wells.
45. Please disclose how many of your proved developed reserves are behind pipe and not on production, if material.

46. Please disclose the average actual drilling and completion costs for a horizontal well with 3,900 feet of lateral length through the Mississippi lime formation with an average of seven-stage frac jobs.

SandRidge's experience as an operator ..., page 10

47. You state that you have drilled 37 horizontal wells in the Mississippi formation with 100% drilling success. Please disclose the number of those wells for which you were the operator. Please also disclose how many of those wells are not expected to pay out their drilling and completion costs.

48. Please include the disclosure that there is no assurance that a well that is successfully completed for oil or gas production will pay out the capital costs spent to drill it.

Risk Factors, page 17

Actual reserves and future production may be less than current estimates…….., page 19

49. Tell us the average perforated length for the horizontal wells drilled to date and how many wells that represents.

The generation of proceeds for distribution by the trust depends in part on access……, page 23

50. Please disclose if you have any material production that is currently shut-in or shut-in on a routine basis due to lack of accessibility to transportation and/or lack of processing facilities.

Development Agreement, page 43

51. You indicate that you will file the Development Plan as an exhibit by amendment. We will need sufficient time to review that Plan and may have comment upon completion of that review.

Oil and Natural Gas Reserves, page 62

52. You disclose reference prices for oil and gas used in the determination of reserves but do not indicate if these prices were adjusted for quality, transportation, etc. and how much these adjustments may have been. Please expand your disclosure to include these.

53. Please revise your document to provide all the requirements of paragraphs (a)(b)(c) of Items 1205; paragraphs (a)(b)(c)(d) of Item 1206 and paragraphs (a)(b)(c)(d) of Item 1207 of Regulation S-K.

54. Please revise your document to provide all the requirements of Item 1208, paragraphs (a)(b)(c), of Regulation S-K.

The Reserve Report, page 63

Technologies, page 64

55. You state that the "reservoir consistency" across the AMI has been verified by the many vertical wells and approximately 40 horizontal wells that have been drilled over time and that this provides reasonable certainty of proved reserves to the undeveloped reserves that qualifies them to be classified as proved. But this is based on the assumption that the producing wells will produce the proved reserves attributed to them and, therefore, the undeveloped wells will also when they are drilled. Please provide us with the production curves of analogous wells that you utilized that have produced similar quantities of reserves from the Mississippi lime that you have attributed to the wells you are drilling in the AMI. Otherwise, your disclosure about "reservoir consistency" verifying the proved undeveloped reserves may not be appropriate because there may not be many wells that have produced the quantity of reserves from the Mississippi lime that you are attributing to these new and future wells as proved reserves.

Internal Controls, page 64

56. It appears that you are primarily describing the work of the third party engineer which has already been described in the report of the third party engineer. However, Item 1202 (a)(7) requires that you disclose the internal controls that you, the registrant, use in your reserve determination process. Please revise your document as necessary. As part of that disclosure, identify the person(s) at the registrant who receive the report from Netherland Sewell and indicate their qualifications.

Supplemental Oil and Natural Gas Reserve and Standardized Measure Information, page F-4

Oil and Gas Reserve Quantities, page F-5

57. Please include disclosure that states that these reserves are the total proved reserves for the remaining economic life of the Underlying Properties but they do not represent the reserves that are owned by the Trust. Please disclose the page number where the reserves that the Trust owns are located in the document.

58. We note that as of September 30, 2010 your proved developed oil reserves have a reserve life of 17 years while your proved developed gas reserves have a reserve life of approximately 33 years. Please explain this to us and how this affects the projected future oil and gas production rates of the Trust.

59. Please provide us with the individual well production curves including both oil and gas with the future production projected on the curves for each well on production to date. Please provide the estimated ultimate recovery (oil and gas) for each well and the cumulative production (oil and gas) to date. Also provide us with the projected future production graph of an average proved undeveloped well with the average estimated ultimate recovery (oil and gas) for an average proved undeveloped well.

60. Please explain to us the basis for the future production projections for the proved developed wells and the proved undeveloped wells.

61. Tell us if any of your proved undeveloped reserves have been classified as proved for more than five years. If so, how long have they been classified as proved, how many reserves there are and why they have not been developed by now. Please see paragraph (d) of Item 1203 of Regulation S-K.

62. You state that in the footnote to the reserve table that as of December 31, 2009 you participated in five wells and as of September 30, 2010 you participated in 22 wells for a total of 27 wells as of September 30, 2010. Based on the proved developed reserves as of that date, each well has average reserves of approximately 218,000 barrels equivalent. Please tell us how many wells have averaged that amount of production from the Mississippi lime formation or have that amount of estimated ultimate recovery other than the wells drilled by SandRidge.

63. Please disclose all the information required by ASC Topic 932 235 50-2 paragraphs (a – f).

SandRidge Energy, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Our Business Segments and Primary Operations, page 3

Exploration and Production, page 3

64. With a view towards disclosure, please explain to us the meaning of an "identified potential drilling location" and the criteria used to classify them as such. Please tell us how many of these have proved, probable or possible reserves attributed to them. If any location does not have proved reserves associated with it, tell us the reason you believe it still should be disclosed to investors since you have chosen not to disclose probable or possible reserves.

West Texas Overthrust (WTO), page 4

Pinon Field, page 4

65. As the Pinon field contains over 15% of your total proved reserves, you must disclose the annual production from it for all reported periods that its reserves were greater than 15% of your total proved reserves. Please see paragraph (a) of Item 1204 of Regulation S-K and revise as necessary.

66. Please explain the meaning of MMcfe/d and the basis on which you report an equivalent cubic foot of gas. Please also explain that although it may be equivalent on an energy basis, it is not equivalent on a value basis and that there is a large difference in value between an equivalent barrel and a barrel of oil.

Tertiary Oil Recovery, page 6

67. Please tell us how large each of the pilot projects are and how many proved reserves you have attributed to each one. Please tell us how large each of the three properties are and how many proved reserves you have attributed to each one and the basis for that attribution.

Proved reserves, page 6

68. Expand your discussion of your Executive Vice President – Reservoir to provide more detail regarding his "29 years of industry experience." See Item 1202(a)(7) of Regulation S-K.

Proved reserves, sensitivity analysis, page 9

69. We note your reconciliation. The table should be accompanied by the assumptions used and should explain, in narrative form, the impact of the new pricing requirements upon your reserves. Also, as presented, the reconciliation table suggests that the Standardized Measure of Discounted Net Cash Flows is the same regardless of which price scenario is used. Please advise or revise.

Proved undeveloped reserves, page 10

70. Please expand your disclosure to include all the requirements of paragraphs (a-d) of Item 1203 of Regulation S-K.

Marketing and Customers, page 14

71. Please disclose if you have any material delivery commitments. Please see paragraphs (a-d) of Item 1207 of Regulation S-K.

Oil and Gas Reserve Quantities, page F-52

72. Please revise your document to include the following in the proved reserve definition: "The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time." Please see paragraph 22 of (a) Definition of Regulation S-X Rule 4-10.

73. Your disclosure concerning the amount of proved undeveloped reserves you converted to proved developed reserves is not clear.   Please revise to clearly disclose the amount of proved undeveloped reserves that you converted to proved developed reserves and the amount of capital costs you incurred to do so.   Also please revise to clearly disclose the quantity of proved undeveloped reserves you added during each year. Please see paragraphs (a – d) of Item 1203 of Regulation S-K.

74. Please explain to us the reason you attributed changes in reserves due to development drilling to revisions of reserves and not extensions and discoveries. Please tell us if those reserves were previously classified as proved reserves. Please see paragraph 50-5 of ASC Topic 932. Tell us how many oil and gas reserves were added due to development drilling in each year, how many oil and gas reserves were revised upward or downward due to price changes in each year and how many oil and gas reserves were revised upward or downward due to performance changes in each year.

Exhibit 99.3

75. The report by Lee Keeling and Associates does not indicate the proportion of the registrant's total reserves covered by the report as required by Item 1202 (a)(8)(iii) of Regulation S-K. Please obtain and file a new report with the required information.

76. Certain definitions have been attributed to the SEC that do not appear to be definitions as reported in the new Oil and Gas rules. Please have Lee Keeling remove these definitions or revise them so they agree with the SEC definitions in the new report you file.

77. The definition of proved developed non-producing reserves is should be revised because reserves that do not have a market are not reserves of any kind. Please have Lee Keeling and Associates revise this definition in the new report that you file.

78. The new reserve report that you file by Lee Keeling and Associates must be signed by the individual engineer that prepared the reserve estimate.   Please see Item 1202 (a)(8)(x) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statements.

You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer at (202) 551-3703 with any questions about the engineering comments. Please contact Chambre Malone at (202) 551-3262 or, in her absence, Andrew Schoeffler at (202) 551-3748 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: David H. Engvall, Esq. (*via facsimile at* (202) 778-5307)
        Covington & Burling LLP
        1201 Pennsylvania Avenue, N.W.
        Washington, DC 20004